UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 2, 2015
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Status regarding Novo Nordisk's holding of its own shares (31 December 2014)

Bagsværd, Denmark, 2 January 2015 – In continuation of the company's announcements dated 30 January 2014 and 30 October 2014 concerning planned share repurchase programmes, and pursuant to Section 204.25 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 31 December 2014 owned 56,807,153 of its own B shares of DKK 0.20, corresponding to a total nominal value of DKK 11,361,431 or 2.1% of the total share capital.

In the fourth quarter of 2014 a total of 13,914,000 B shares were repurchased, and 383,136 B shares were disposed of to employees in connection with employee incentive programmes.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

For further information
Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: www.novonordisk.com CVR no: 24 25 67 90

Company announcement No 1 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 2, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer